

09056008

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/08 AND ENDING 12/31/08   X
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Hayes Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Centre Terrace, 1225 L Street
(No. and Street)

Lincoln   NE   68508
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Allen J. Moore,President   402-476-3000
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

*SEC Mail
Mail Processing
Section*

MAR 02 2009

*Washington, DC
106*

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of December 31, 2008,
Independent Auditors' Report, and Independent Auditors'
Report on Internal Control Required by Securities and
Exchange Commission Rule 17a-5

Filed in Accordance With Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of SMITH HAYES Financial Services Corporation (the "Company"), a wholly owned subsidiary of SMITH HAYES Companies, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2009

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 2,880,061
Securities owned — at fair value	64,054
Commissions receivable	691,408
Due from clearing broker	22,975
Due from affiliate	757,868
Income tax receivable	459,988
Deferred income taxes	62,219
Goodwill	86,884
Prepaid expenses and other assets	255,570
TOTAL	$ 5,281,027

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 183,889
Accrued salary and related expenses	915,170
Accrued deferred compensation	340,318
Total liabilities	1,439,377

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:	
Common stock — par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Paid-in capital	2,210,234
Retained earnings	1,630,416
Total stockholder's equity	3,841,650
TOTAL	$ 5,281,027

See notes to statement of financial condition.

SMITH HAYES FINANCIAL SERVICES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE SIX MONTHS ENDED DECEMBER 31, 2008

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Description of Business — SMITH HAYES Financial Services Corporation (the "Company") was incorporated on September 16, 1985 and is a wholly-owned subsidiary of SMITH HAYES Companies. The Company operates as a broker/dealer on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule. The Company changed its fiscal year end from June 30 to December 31.

   Use of Estimates — In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

   Cash and Cash Equivalents — The Company considers investments with a maturity of three months or less when purchased to be cash equivalents.

   Securities Transactions — All transactions with and for customers are made with a clearing broker, dealer or investment company which carries the accounts of such customers on a settlement date basis. Proprietary purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis. For securities sold not yet purchased, the Company is obligated to purchase the securities at a future date at the then current market value.

   Securities Owned — Securities owned consists primarily of municipal warrants and marketable securities. Municipal warrants of $63,544 are carried at estimated fair value which approximates cost or par value. Other marketable securities of $510 are carried at fair value.

   Goodwill — Goodwill is tested for impairment at least annually by comparing fair value to carrying value. The Company changed its annual impairment assessment date from June 30, 2008 to December 31, 2008 as a result of change in the Company's fiscal year end and no impairment loss was recognized during the six months ended December 31, 2008.

   Income Taxes — The Company files a consolidated return for income tax purposes with its parent. Under the terms of the group's tax-sharing arrangement, the Company computes its tax as if it were filing a separate tax return. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using the current enacted tax rates.

New Accounting Pronouncements — In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 was effective for the Company beginning on July 1, 2008. The Company did not make a fair value election and has no plans to apply the elective provisions of SFAS No. 159 at this time.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Effective July 1, 2008, the Company adopted SFAS No. 157 for financial assets and liabilities.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For non-public companies, FIN No. 48 is effective for fiscal years beginning after December 15, 2008 for those companies that have elected to defer FIN No. 48. The Company has elected to defer the adoption of FIN No. 48 and is evaluating the impact FIN No. 48 may have on the consolidated financial statements. The Company accounts for uncertain tax positions in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*.

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule"). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At December 31, 2008, the Company had aggregate indebtedness of $1,439,377, net capital of $2,016,134, excess net capital of $1,776,134 and a ratio of "aggregate indebtedness" to "net capital" of .71 to 1.

3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2008, the Company's deferred income taxes relate primarily to amortization of goodwill for tax purposes, non-compete agreements, note compensation expense, the deferred compensation plan and other accrued expenses deductible when paid. Realization of deferred income taxes is dependent upon generating sufficient taxable income prior to their expiration. Management

believes it is more likely than not that these deferred income taxes will be realized through future taxable earnings or alternative tax strategies.

4. LEASE OBLIGATIONS

The Company shares office facilities with its parent and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage. Certain office space is leased from a partnership, in which the Company's chairman is a partner.

5. RELATED PARTY TRANSACTIONS

The Company is charged a fee by SMITH HAYES Companies for use of the furniture and fixtures owned by SMITH HAYES Companies. As of December 31, 2008, $343,189 was due from SMITH HAYES Companies.

The Company received a fee for administrative and other expenses provided to SMITH HAYES Advisers, Inc. (SHAI), a company related through common ownership, and fees for advisory services provided by the Company, of which a portion is ultimately paid to the Company's brokers. As of December 31, 2008, $414,679 was due from SHAI.

6. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to 22% of their compensation to the plan, subject to certain limitations. The Company's parent also has an employee stock ownership plan (ESOP). The Company's contributions are discretionary and are allocated among participants eligible to share in the contribution for the plan year. The Company did not make a profit sharing contribution to the ESOP and no Company contributions are made to the 401(k) Plan.

The Company also has a nonqualified deferred bonus compensation plan which is provided to certain employees. Bonuses are principally based upon sales production. Amounts earned are paid on an annual basis following the calendar year earned. Monthly accruals are made so that the bonuses are fully accrued when they become payable.

7. LINE OF CREDIT

The Company had a $1,500,000 line of credit with a commercial bank. The purpose was to provide financing for municipal warrant inventory owned by the Company until resale to customers. The line of credit was secured by the Company's underwritten municipal warrants until sold to customers at which time the line of credit was repaid. The line matured January 9, 2009, and bore interest at 6.75% at December 31, 2008. At December 31, 2008, no amounts were outstanding on the line of credit.

On February 5, 2009, the Company renewed the line of credit with the commercial bank for $750,000. The line of credit is secured by the Company's underwritten municipal warrants until sold to customers at which time the line of credit is repaid. The line of credit bears interest at 5% and matures January 9, 2010.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2008 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal matters from time to time. Management is of the opinion that none of these other legal actions will result in losses material to the financial position of the Company.

9. FINANCIAL INSTRUMENTS WITH MARKET RISK AND CONCENTRATION OF CREDIT RISK

As a broker-dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

Securities owned include municipal warrants. These warrants are issued by municipalities in the State of Nebraska to obtain funding for economic development projects. In the event these development projects are not ultimately successfully completed, the Company is at risk that these securities will not be marketable. As the warrants are purchased with the intent to resell, the Company's risk is limited to its holding period of the warrants.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS 157, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- *Level 1* — Quoted prices in active markets for identical assets/liabilities. The Company has no Level 1 assets.

- *Level 2* — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company has no Level 2 assets.

- *Level 3* — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants and common stock.

The following table summarizes assets and liabilities measured at fair value on a recurring basis by the SFAS 157 hierarchy levels described above as of December 31, 2008:

Assets	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ -	$ 64,054	$ 64,054
Total assets accounted at fair value	$ -	$ -	$ 64,054	$ 64,054

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- *Securities Owned* — Categorized as Level 3 as internal valuations are required to value the Company's municipal warrants and common stock investments.

11. SUBSEQUENT EVENTS

Effective January 1, 2009, the Company intends to elect a special tax status under Subchapter "S" of the Internal Revenue Code, which taxes the income of the Company at the stockholder level. Upon the "S" election, the Company will become subject to built-in gains tax recognition for a period of ten years ending August 31, 2012. Effectively, any qualifying investment securities held by the Company at January 1, 2009, which is disposed of during that ten-year period, will have any gain taxed twice, once at the corporate level and once at the stockholder level. The effects of the Subchapter "S" conversion are not reflected in the accompanying statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 23, 2009

To the Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In planning and performing our audit of the financial statements of SMITH HAYES Financial Services Corporation (the "Company") as of and for the six months ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP